FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Releases 2021 Annual ESG Report

Toronto, Ontario (August 30, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) has released its 2021 Environmental, Social, and Corporate Governance (ESG) Report (“ESG Report”), which outlines the Company’s progress on its ESG performance in 2021 across its operations, projects and offices, and provides direction on planned initiatives for 2022.

“Alamos Gold is approaching our 20th anniversary in 2023, and sustainability has long been at the core of our strategy. This past year is without exception, and this report highlights the progress in our ESG performance,” said John A. McCluskey, President and Chief Executive Officer.

Alamos’ 2021 ESG Report, available at www.alamosgold.com/2021-ESG-Report-Final, highlights significant progress achieved by the Company during the past year including:

•1,930 people employed full-time across the Company, of which 99.9% were hired in-country and 78% hired from local communities to our sites
•$723 million spent on suppliers, of which 98% of spend is in-country and 41% of spend is with local vendors
•Over 100,000 COVID-19 PCR and antigen tests were completed on employees, contractors and visitors, to protect the health and well-being of our employees and contractors during the COVID-19 pandemic
•Zero disputes between labour and management resulting in work stoppages
•Zero significant social or environmental incidents during the year, including zero reportable tailings-related incidents
•Reduced greenhouse gas (“GHG”) emissions at the Young-Davidson mine by 9% and emission intensity by 37% following the lower-mine expansion, and made significant progress to establishing the Company’s inaugural emissions reduction target that was announced in June 2022
•Independent energy and carbon management assessments, and independent Cyanide Code gap assessments, completed at all operations
•$1.4 million invested in local community initiatives including donations, sponsorships, community programs and infrastructure
•The Mulatos mine was awarded the Socially Responsible Company (Empresa Socialmente Responsable) Award by CEMEFI, the Mexican Center for Philanthropy, for the 13th consecutive year. Mulatos also received two awards from CONCAMIN, the Industrial Chambers Confederation of Mexico, including the Award for Outstanding Practice in Action for Climate, and the Award for Corporate Ethics and Values in Industry for the second consecutive year
•Progressed implementation of the World Gold Council’s Responsible Gold Mining Principles (RGMPs) including receiving independent assurance over Alamos’ 2021 RGMP Progress Report

TRADING SYMBOL: TSX:AGI NYSE:AGI

The 2021 ESG Report is guided by the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard and the Global Reporting Initiative Standards (GRI) for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and corporate governance topics and indicators that are of the greatest interest to Alamos’ stakeholders.

Since 2013, Alamos has published an annual Sustainability Report to provide transparency on its sustainability initiatives and results from its operating mines. Since 2019, the Company has branded this publication as an ESG Report to reflect the depth of its content and the standards to which it now aligns.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Media Contact

Rebecca Thompson
Vice President, Public Affairs
(416) 368-9932 x 5448

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note

This News Release and Alamos’ 2021 ESG Report that is the subject matter of this News Release, contain forward-looking statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “inferred”, “schedule”, "estimate", "budget", “continue”, “potential”, “outlook”, “trending”, “plan”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could”, “would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Forward looking statements in this News Release may include statements and information as to the strategy, plans, expectations or future financial or operating performance of the Company. Cautionary Notes with respect to the forward-looking information contained in the 2021 ESG Report can be found at the end of that report under “Cautionary Statements”.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of COVID-19 and its impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations); the duration of regulatory responses to COVID-19; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation; changes in the Company’s credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion Project at the Island Gold mine; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards and accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change and other climate-related risks such as warm spells, cold spells, heavy precipitation, storms, wildfires, floods, drought, which may have an effect on mine permitting, operations, ore extraction, mine closure or impact on employee safety and the local environment; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this News Release and the 2021 ESG Report are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis each under the heading “Risk Factors”, available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this News Release and the 2021 ESG Report.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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